ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Nathan Briggs
March 24, 2016	T +1 202-626-3909
F +1 202-383-9308
nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Infrastructure Income Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on February 1, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 41 to its registration statement. PEA No. 41 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on December 16, 2015 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust will be filing PEA No. 43 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: The Fund’s current investment objective is as follows: “The Fund’s investment objective is to seek current income and total return.” Please consider revising the Fund’s investment objective to reflect that income is typically considered to be part of total return.

Response: The Fund has revised its investment objective as follows:

The Fund’s investment objective is to seek long-term total return while striving to generate current income.

2.	Comment: Please confirm that the expense limitation to be applied to the Fund as discussed in Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the expense limitation will remain in effect for at least one year from the effective date of the Fund’s registration statement, subject only to the Board of Trustees’ ability to terminate it earlier.

3.	Comment: Please consider clarifying the last sentence of Footnote 3 to the Fund’s “Annual Fund Operating Expenses” table, which states: “To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitation in place at the time such amounts were waived or reimbursed.”

Response: The Fund respectfully declines to make any changes in response to this Comment. The language referenced above is consistent with the relevant provision in the Fund’s Expense Limitation Agreement with DoubleLine Capital LP (the “Adviser”).

4.	Comment: Please consider moving the Fund’s 80% investment policy (the “80% Policy”) adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the first paragraph of the section “Fund Summary—Principal Investment Strategies” in the Fund’s Prospectus.

Response: The Fund has considered the Staff’s comment and intends to move the referenced disclosure to an earlier part of the Fund’s description of its principal investment strategies.

5.	Comment: Please consider revising the Fund’s principal investment strategies disclosure taking into account the following considerations:

●	Please consider whether the disclosure should be revised in light of Rule 421 under the Securities Act (the so-called “plain English” rule). For example, will the average investor understand what airport concessions and government accommodations are?

●	Consider whether the definitions of “Infrastructure Investments” and “infrastructure assets” result in the Fund’s investment strategies and guidelines being broader than those of a typical infrastructure fund. For example, do they permit the Fund to invest in securities as part of the Fund’s 80% Policy that the average investor would not consider to be infrastructure-related investments? Consider whether adding a metric (e.g., companies who receive 50% of their revenue from infrastructure-related investments) or an all-inclusive list of the types of issuers the Fund may invest in would be appropriate.

●	Consider emphasizing that the Fund may invest in income-producing instruments in light of the Fund’s investment objective and name.

●	Consider adding an investment thesis to help frame the Fund’s investment strategies.

●	Consider the use of bullets in the disclosure to make it easier for the reader to follow.

●	Please clarify to what “government-related issuers” refers.

Response: The Fund respectfully submits that it believes its investment strategies disclosure is appropriate; however, the Fund has made the following revisions to its principal investment strategies in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies” in the Fund’s Prospectus, marked to show changes from the disclosure included in PEA No. 41:

~~The Fund will normally invest in a portfolio of~~ Under normal market conditions, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in “Infrastructure Investments.” Infrastructure Investments include~~,~~ any assets or projects that support the operation, function, growth or development of a community or economy.

The Infrastructure Investments in which the Fund may invest include, without limitation, fixed or floating-rate debt instruments ~~or~~, loans or other income-producing instruments issued:

●	by companies or other issuers to finance (or re-finance) the ownership, development, construction, maintenance, renovation, enhancement, or operation of infrastructure assets~~. Infrastructure Investments also include investments in the debt securities of~~;
●	~~or loans made to issuers of various types including~~by companies or other issuers that invest in, own, lease or hold infrastructure assets; and
●	by companies or other issuers that operate infrastructure assets or provide services, products or raw materials related to the development, construction, maintenance, renovation, enhancement or operation of infrastructure assets. ~~Issuers in which the~~

The Fund may ~~invest may include~~hold instruments issued by a wide range of entities including, among others, operating companies, holding companies, special purpose vehicles, including vehicles created to hold or finance infrastructure assets, municipal issuers, and ~~government-related issuers~~governments and governmental agencies, authorities or instrumentalities.

~~Infrastructure Investments include assets or projects that support the operation, function, growth or development of a community or economy.~~ The infrastructure assets to which the Fund may have exposure~~, directly or indirectly,~~ through its investments include, without limitation, ~~those~~assets related to

●	transportation (e.g., airports, metro systems, subways, railroads, ports, toll roads~~, airplanes~~);
●	transportation equipment (e.g., shipping, aircraft, railcars, containers);
●	electric utilities and power (e.g., power generation, transmission and distribution);
●	energy (e.g., exploration ~~&~~and production, pipeline, storage, refining and distribution of energy)~~;~~, including renewable energies (e.g., wind, solar, hydro, geothermal);
●	communication networks and equipment;
●	water and sewage treatment;
●	social infrastructure (e.g., health care facilities, government ~~accommodations,~~buildings and other public service facilities); and
●	metals ~~and~~, mining~~; and shipping, cement, steel~~, and other resources and services related to infrastructure assets (e.g., cement, chemical companies).

The Fund may invest without limit in Infrastructure Investments in the United States or in foreign countries, including emerging market countries. However, the Fund generally seeks to invest principally in instruments denominated in U.S. dollars.

~~The Fund may invest in both~~Although, under normal circumstances, the Fund intends to invest more than 50% of its net assets in investment grade ~~and below investment grade instruments. The Fund may invest, without limitation, in~~(i.e., securities rated Baa3 or above by Moody’s Investors Service, Inc. or BBB- or above by Standard & Poor’s Ratings Group, Fitch Ratings or Kroll Bond Rating Agency) and unrated instruments considered by the Adviser to be of comparable credit quality, the Fund may purchase investments of any credit quality, including ~~those~~investments that ~~at the time of investment~~ are unrated or rated below investment grade ~~by any nationally recognized~~

~~statistical rating organization. Corporate bonds and certain other fixed income instruments~~. Instruments rated below investment grade~~, or such~~ and unrated instruments ~~that are unrated and determined by the Adviser to be of~~of comparable quality, are high yield, high risk bonds, commonly known as “junk bonds.” Generally, lower-rated debt securities offer the potential for a higher yield than higher rated debt securities of similar maturity but are subject to greater risk of loss of principal and interest than higher rated securities of similar maturity. ~~Based on the Adviser’s evaluation of the available investment opportunities and other considerations, it may determine to invest the Fund primarily in below investment grade investments.~~

The Fund may invest without limit in debt obligations ~~or~~, loans and other income-producing instruments where the obligation to repay principal and pay interest or otherwise make payments to the Fund is secured by underlying infrastructure asset(s) (e.g., a power generating facility ~~or an airport concession~~, aircraft, railcars, and/ or containers) or secured solely by an equity ownership stake in a particular asset or project. ~~Similarly~~Alternatively, the Fund may invest in ~~debt obligations or loans~~income-producing instruments where the obligation to repay principal and pay interest is unsecured and ~~supported by the revenue or profits generated by infrastructure asset(s) (e.g., electric utility) or by the profit or cash flows from~~backed only by the creditworthiness of the issuer ~~(entity) itself~~.

~~The Fund may invest up to 20% of its net assets in defaulted securities. The Fund might do so, for example, where the portfolio managers believe the restructured underlying enterprise valuations or liquidation valuations may exceed the current market values of the defaulted securities.~~

~~Under normal market conditions, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in Infrastructure Investments. If the Fund changes this investment policy, it will notify shareholders at least 60 days in advance of the change.~~

The Fund may invest in debt obligations, income-producing ~~investments~~instruments and infrastructure-related investments of any kind, including, without limitation, (i) project bonds; (ii) corporate obligations; (iii) loans~~,~~; (iv) mortgage-backed securities; (v) asset-backed securities (including ~~those whose underlying assets include such items as, without limitation,~~securities collateralized by installment loan contracts~~,~~ and/or leases of various types of real and personal property~~,~~ such as ~~aircrafts or telecommunication, energy, and/or other infrastructure assets~~aircraft and cellular towers); (~~v~~vi) foreign corporate securities, including emerging market securities; (~~vi) EETCs and~~vii) enhanced equipment trust certificates (“EETCs”) and equipment trust certificates (“ETCs”); (~~vii~~viii) debt obligations issued or guaranteed by governments or governmental agencies; (~~viii) zero-coupon bonds; (~~ix) credit-linked notes; (x) municipal bonds; (xi) pass-through notes; (xii) perpetual maturity bonds; and (xiii~~) convertible bonds; (xiv) defaulted bonds; and (xv~~) other instruments bearing fixed, floating, or variable interest rates of any maturity. The Fund may invest in any level of the capital structure of an issuer of asset-backed securities, including the equity or “first loss” tranche. ~~The Fund may invest in certain~~

~~securitizations that may be structured in tranches with different credit qualities. For additional information about the risks associated with such investments, please see “Risk Considerations—Collateralized Debt Obligations Risk” in the Fund’s SAI.~~ Loans include, without limitation, secured and unsecured senior loans, term loan Bs, mezzanine, second lien, and other subordinated loans, ~~delayed funding loans, revolving credit facilities,~~ loan participations and assignments, and other fixed and floating rate loans.

The Fund’s investments may include securities that have not been registered for public sale, including securities eligible for purchase and sale pursuant to Rule 144A or Regulation S under the Securities Act and other securities issued in private placements. Those investments may be less liquid than other types of investments.

~~In managing the Fund’s investments~~The Adviser intends, under normal market conditions, ~~the portfolio managers intend~~ to construct an investment portfolio with a weighted average effective duration of no less than two years and no more than ten years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. ~~All other things remaining equal~~In general, for each one percentage point increase in interest rates, the value of a portfolio of fixed income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed income securities with an average duration of three years would generally be expected to decline by approximately 3% if interest rates rose by one percentage point. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and loan pre-payment rates. The effective duration of the Fund’s investment portfolio may vary materially from its target range, from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will always be within its target range.

The Fund may use ~~derivatives~~derivative transactions with the purpose or effect of creating investment leverage or for other purposes. For example, the Fund may use futures contracts and options on futures contracts, in order to gain efficient long or short investment exposures as an alternative to cash investments or to hedge against portfolio exposures; swaps, to gain indirect long or short exposures to interest rates, issuers, or currencies, or to hedge against portfolio exposures; and total return swaps and credit derivatives (such as credit default swaps), put and call options, and exchange-traded and structured notes, to take indirect long or short positions on indexes, securities, or other indicators of value. The Fund may use any of the instruments, or any combination of the instruments, above (e.g., an interest rate swap combined with a long forward currency contract) to create long or short synthetic positions as a substitute for a cash investment. The Fund may also use derivatives transactions to manage the Fund’s duration or adjust the Fund’s exposure to changes in market interest rates. The Adviser considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions. The Fund will incur costs in implementing derivatives strategies, and there can be no assurance that the Fund will engage in derivatives strategies or that any such strategy will be successful. Any use of derivatives strategies entails the risks of investing directly in the securities or instruments underlying the derivatives strategies, as well as the risks of using derivatives generally, and in some cases the risks of leverage, described in this Prospectus and in the Fund’s SAI.

The Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, and ETFs, ~~and domestic or foreign private investment vehicles,~~ including investment companies sponsored or managed by the Adviser or its related parties.

The Fund may from time to time hold a significant portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

The Fund is registered as a non-diversified investment company as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and may invest in the securities of a smaller number of issuers than a diversified company.

Portfolio securities may be sold at any time. Sales may occur to increase available cash for purposes of honoring redemption requests or when the Fund’s portfolio managers determine to take advantage of what the portfolio managers consider to be a better investment opportunity, when the portfolio managers believe the portfolio securities no longer represent relatively attractive investment opportunities, when the portfolio managers perceive deterioration in the credit fundamentals of the issuer, or when the portfolio managers believe it would be appropriate to do so in order to adjust the duration of the Fund’s investment portfolio.

The Fund’s investments in derivatives and other synthetic instruments that provide exposure comparable, in the judgment of the Adviser, to Infrastructure Investments will be counted toward satisfaction of the Fund’s policy to invest in Infrastructure Investments. If the Fund changes its 80% investment policy described above, it will notify shareholders at least 60 days in advance of the change.

Any percentage limitation and requirement as to investments will apply only at the time of an investment to which the limitation or requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with the Fund’s limitation or requirement.

6.

Comment: Please explain supplementally whether the Fund’s definition of Infrastructure Investments is broader then what an investor would typically expect from an infrastructure fund. For example, are social infrastructure (e.g., health care facilities, government accommodations, and other public service facilities), metals and mining companies, and chemical companies typically considered infrastructure-related investments?

Response: The Fund respectfully submits that the Fund’s principal investment strategies are consistent with the Fund’s investment thesis of seeking to invest in and benefit from the operation, function, growth or development of a community or economy. The Fund also respectfully submits that a number of other registrants define infrastructure investments broadly, including those relating to social infrastructure assets and issuers that provide services, products or raw materials related to the development, construction, maintenance, renovation, enhancement or operation of infrastructure assets.1 The Fund respectfully submits that it cannot know each potential investor’s expectations regarding the Fund’s principal investment strategies before that investor reads the Fund’s prospectus, but the referenced disclosure is intended to inform potential investors as to the Fund’s actual principal investment strategies irrespective of what an investor’s expectations may have been before reading the Fund’s registration statement.

7.	Comment: In the first paragraph of the Fund’s Principal Investment Strategies, it says that “Issuers in which the Fund may invest may include, among others, operating companies, special purpose vehicles, including vehicles created to hold or finance infrastructure assets, municipal issuers, and government-related issuers.” Please confirm whether this means the Fund may invest in investment companies that would be registered under the 1940 Act if not for their reliance on Section 3(c)(7) or 3(c)(1) or other private funds, including collateralized debt obligations (“CDOs”)?

Response: The Fund confirms that it does not currently intend to invest in private funds, including those referenced above, as part of its principal investment strategies.

8.	Comment: Please confirm that the Fund values derivatives at market value for purposes of complying with the 80% Policy.

Response: The Fund intends to value derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% Policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

1 See e.g., Nuveen Global Infrastructure Fund, a series of Nuveen Investment Funds, Inc. (File No. 811-05309), Alpine Global Infrastructure Fund, a series of Alpine Equity Trust (File No. 811-05684), T. Rowe Price Global Infrastructure Fund, a series of T. Rowe Price International Funds, Inc. (File No. 811-02958), Russell Global Infrastructure Fund, a series of Russell Investment Company (File No. 811-03153) and Sequoia Economic Infrastructure Fund.

9.	Comment: Please consider whether the range in duration (2 to 10 years) appropriately reflects the Fund’s investment strategies with respect to duration. Also, please revise the duration example to illustrate the effect of changes in interest rates on a portfolio of fixed income securities with an average duration of what the Fund’s expected duration will be (e.g., 6 years).

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund confirms that the duration range disclosed accurately reflects the Fund’s principal investment strategies. Additionally, the Fund does not have an expected duration; the Fund merely expects that, under normal market conditions, its weighted average effective duration will have a range of no less than two years and no more than ten years. Accordingly, given the possible range in average weighted portfolio duration of the Fund’s portfolio, the Fund believes that the current disclosure provides an appropriate example for an investor to consider carefully.

10.	Comment: The Staff notes that the Fund includes “investment company and exchange-traded fund risk” in the principal risks described in the Prospectus but does not refer to investments in other investment companies or exchange-traded funds in its principal investment strategies disclosure in the “Fund Summary—Principal Investment Strategies” section. If the Fund intends to invest in other investment companies, please revise the principal investment strategies to refer to the Fund’s ability to invest in other investment companies. Otherwise, please remove “investment company and exchange-traded fund risk” from the principal risks listed in the Prospectus.

Response: The Fund has added the following disclosure to the description of its principal investment strategies in the “Fund Summary—Principal Investment Strategies” section:

The Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, and ETFs, including investment companies sponsored or managed by the Adviser or its related parties.

11.	Comment: The Staff notes that the Fund includes “cash position risk” in the principal risks described in the Prospectus but does not refer to cash investments in the Fund’s principal investment strategies. If the Fund intends to hold cash other than for temporary defensive purposes, please revise the principal investment strategy disclosure to reflect this intention. Otherwise, please remove “cash position risk” from the principal risks listed in the Prospectus.

Response: The Fund respectfully refers the Staff to the following disclosure in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies” (as slightly revised as indicated below):

The Fund may from time to time hold a significant portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

12.	Comment: The Staff notes that the section “Fund Summary—Principal Risks—securities or sector selection risk” states “[t]o the extent the Fund focuses or concentrates its investments in a particular sector or related sectors, the Fund will be more susceptible to events or factors affecting companies in that sector or related sectors.” Please disclose in the Prospectus whether the Fund intends to focus or concentrate its investment in any particular sector or group of related sectors.

Response: The Fund expects to have significant exposure to infrastructure-related investments, as disclosed in the Prospectus, but does not have a policy to concentrate or not concentrate in any particular sector or related sectors. Please also see the Fund’s response to Comment 13 below.

13.	Comment: Please revise the “infrastructure sector risk” disclosure to address risks associated with investing in specific sectors.

Response: The Fund respectfully refers the Staff to “Infrastructure Sector Risk” on pages 23-26 of PEA No. 41, which includes descriptions of risks related to specific infrastructure-related sectors.

14.	Comment: Please explain to what extent the Fund intends to invest in other investment companies or pooled investment vehicles, affiliated or otherwise. If the Fund intends to invest in other investment companies or pooled investment vehicles, explain whether any of those funds will be excepted from the definition of “investment companies” pursuant to sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please revise the disclosure, as necessary, to describe the types of other funds in which the Fund may invest.

Response: The Fund may invest in other investment companies, including, for example, other open-end or closed-end investment companies, and ETFs, including investment companies sponsored or managed by the Adviser or its related parties. However, the Fund does not currently expect to invest in any pooled vehicles excluded from the definition of investment companies under sections 3(c)(1) or 3(c)(7) of the 1940 Act as part of its principal investment strategies. Please see the Fund’s response to Comment 10 above.

15.	Comment: Please explain supplementally which index the Fund intends to use as its benchmark index and why such index is appropriate.

Response: The Fund is not required to disclose a benchmark index until it includes its performance table in the Prospectus pursuant to Item 4(b)(2) of Form N-1A or a line graph comparing initial and subsequent account values in its annual report to shareholders pursuant to Item 27(b)(7)(ii) of Form N-1A. The Fund intends to include a benchmark index in its first report to shareholders, which it currently expects will be the Barclay’s U.S. Credit Index. The Barclay’s U.S. Credit Index measures the investment grade, U.S. dollar-denominated, fixed-rate, taxable corporate and government-related bond markets, which the Fund believes is an appropriate proxy for the universe of instruments in which the Fund intends to invest.

16.	Comment: The Staff notes that the Fund includes “convertible securities risk” in the principal risks described in the Prospectus but does not refer to investments in convertible securities in its principal investment strategies. If the Fund intends to invest in convertible securities, please revise the principal investment strategies to refer to the Fund’s ability to invest in convertible securities. Also, if the Fund intends to invest in contingent convertible securities, please add disclosure to describe the risks associated with such investments. Otherwise, please remove “convertible securities risk” from the principal risks listed in the Prospectus.

Response: The Fund has removed “convertible securities risk” as a principal risk of an investment in the Fund, as the Fund does not intend to invest in convertible securities, including contingent convertible securities, as a principal investment strategy.

17.	Comment: Please explain supplementally to what extent the Fund intends to invest in CDOs. If the Fund intends to invest significantly in CDOs, the Staff intends to provide additional comments.

Response: The Fund does not intend to invest in CDOs as a principal investment strategy. Please see the response to Comment 7.

18.	Comment: Please explain whether the Fund intends to invest in mortgage-backed and asset-backed securities as a principal investment strategy.

Response: The Fund intends to evaluate mortgage-backed and asset-backed securities for potential purchase as part of its principal investment strategies. The Fund has revised its principal investment strategies disclosure to include mortgage-backed securities as a potential investment by the Fund and has added mortgage-backed securities risk as a principal investment risk. Relevant disclosure was already included in the prospectus with respect to asset-backed securities.

19.	Comment: With respect to the disclosure regarding the portfolio managers, please clarify whether they are jointly and primarily responsible for the management of the Fund.

Response: The requested change will be made to clarify that the listed portfolio managers are jointly and primarily responsible for the management of the Fund.

20.	Comment: With respect to the disclosure regarding the portfolio managers, please provide the month and year that they started managing the Fund.

Response: The requested change will be made.

Statement of Additional Information (“SAI”)

21.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Please explain supplementally whether the Fund expects to invest in derivative instruments in a manner that would cause its overall exposure (based on actual mark-to-market values of its derivative instrument positions) to derivative instrument counterparties in a single industry to exceed 25% of its total assets for purposes of its fundamental policy 4.

Response: The Fund notes that this language is intended to address the fact that, when the Fund enters into derivative transactions with a dealer, it does so to gain exposure to the security or other reference asset underlying the derivative, and not to the dealer itself. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

The Fund does not expect to invest in derivative instruments in a manner that would cause its overall exposure (based on actual mark-to-market values of its derivative instrument positions) to derivative instrument counterparties in a single industry to exceed 25% of its total assets for purposes of its fundamental policy 4.

22.	Comment: Fundamental policy 4 provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise this policy to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. If the Fund determines not to make such revision, please explain why exposure to a financial intermediary in this context should be treated differently for issuer diversification purposes than for industry concentration purposes. Please also explain supplementally whether the fund would ever invest beyond 25% of its total assets in bank loans and loan participations in a manner that would cause the Fund’s overall exposure to the applicable financial intermediaries in a single industry to exceed 25% of its total assets for purposes of fundamental policy 4.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. Loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer—i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect all or most of the issuers in such industry similarly. Consistent with its disclosed policies on the matter, the Fund does not expect to invest in bank loans or participations in a manner that would cause its overall exposure to a single industry to exceed 25% of its total assets for purposes of its fundamental policy 4. As discussed above, the Fund does not expect to measure its indirect exposure to an industry, if any, through the financial intermediaries that may be service providers in respect of the Fund’s bank loan or loan participation investments.

23.	Comment: Please remove the disclosure relating to fundamental policy 4 stating that the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, or include analysis supporting why the Fund takes the position that mortgage-backed securities and asset-backed securities do not represent interest in any particular industry or group of industries.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

24.	Comment: In the discussion on page 14 regarding credit default swaps, please disclose that when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Please disclose the Fund’s current practice.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials. Accordingly, no changes have been made in response to this Comment. However, the Adviser notes that its general historical practice has been to segregate assets equal to the full notional amount of its credit default swap agreements when a DoubleLine-sponsored fund is a protection seller.

25.	Comment: Please explain supplementally to what extent the Fund intends to invest in collateralized loan obligations (“CLOs”).

Response: The Fund does not intend to invest in CLOs as a principal investment strategy. However, the Fund reserves the right to invest in CLOs to a limited extent in accordance with its disclosure included in the SAI. Please see the response to comment 7.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.